FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2022 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On June 14, 2022, the Registrant announces its Participation at IMS2022
Highlighting Recent Innovations in RF Foundry Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 14, 2022	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Present at IMS2022 Highlighting Recent Innovations in RF Foundry Technology

Selected presentations and workshops by Company’s lead engineering experts

MIGDAL HAEMEK, Israel, June 14, 2022 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced its participation at upcoming 2022 IMS conference to be held June 19th - 24th in Denver, Colorado, highlighting the Company’s recent RF technology developments addressing the needs of emerging wireless and wireline ICs. This includes semiconductor market technologies for Millimeter-Wave, emerging Satcom, Datacenter and RF/Mobile. During the conference, selected presentations and workshops will be held by Company’s engineering experts (complete schedule below).

Tower Semiconductor’s highly advanced RF platform provides industry-leading, low-loss, high-dynamic range technologies from wireless RF to mmWave communications, offering SiGe BiCMOS, RF-SOI, Silicon Photonics, and RF-CMOS technology solutions that enable high-speed, low-noise and low-power products for a variety of consumer, infrastructure, and automotive applications. The Company’s recent RF platform developments such as the SBC18H6 SiGe BiCMOS platform with transistor speeds approaching 0.5THz offer higher speed, lower power & lower noise RF devices providing unprecedented bandwidth. In addition, novel switches with record insertion loss (~0.1dB up to 40 GHz) are now available for RF products and address the needs of emerging mobile as well as the proliferation of 5G wireless and 400-800Gbps wireline systems worldwide.

Presentation and workshop schedule:

Date and Session	Topic	Speaker
June 20, 2022 WMB-4	Foundry Technologies for Satcom and Emerging Commercial Wireless	Dr. David Howard
June 20, 2022 WMC-1	Chalcogenide-Based Phase-Change Material RF Switches: Fundamentals, Design Considerations, and Circuit/System Applications	Dr. Nabil El-Hinnawy
June 20, 2022 WMH-2	Characterizing and Modeling of Safe Operating Area for SiGe NPNs in Tower’s SBC18 Technology	Dr. Samir Chaudhry
June 21, 2022 11:30 am Cadence booth #5050	RF and mmWave IC Design Solutions for Cadence tools on Tower’s SiGe BiCMOS and RF SOI technologies	Dr. Samir Chaudhry

To meet with Tower’s engineering team during the conference, visit the Company’s booth #4017.

For additional details and registration, please visit the event webpage here.

For additional information about the Company’s RF platform offering, visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm), three facilities in Japan (two 200mm and one 300mm) which it owns through its 51% holdings in TPSCo and is sharing a 300mm manufacturing facility being established in Italy with ST. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com